==============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                           For the month of June, 2002


                         Commission file number: 1-14872


                                  SAPPI LIMITED

                 (Translation of registrant's name into English)


                               48 Ameshoff Street
                                  Braamfontein
                                Johannesburg 2001
                            REPUBLIC OF SOUTH AFRICA
                    (Address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F    X             Form 40-F
                         --------                    ---------


     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                 Yes                            No    X
                     ---------                    ---------

==============================================================================

                          INCORPORATION BY REFERENCE


The first and fifth paragraphs of Sappi Limited's press release dated May 13, 2002, announcing completion of Sappi Limited's purchase from Potlatch Corporation of its printing papers division and the Cloquet pulp and paper mill, furnished by the Registrant under this Form 6-K, are incorporated by reference into the Registration Statement on Form S-8 of the Registrant (File No. 333-11304) and the Section 10(a) Prospectus dated April 3, 2001 relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme.

                          FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 ("the Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the filing of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SAPPI
                                                                 Sappi Limited


PRESS RELEASE

Johannesburg, 13 May 2002

SAPPI'S POTLATCH TRANSACTION FINALISED



Sappi announced today that it has met all the required legal and regulatory requirements in connection with its purchase from Potlatch Corporation of its printing papers division as well as the Cloquet pulp and paper mill in Duluth, Minnesota, USA. The transaction was therefore completed on 13 May 2002.

Initial calculations indicated that this transaction would provide Sappi with synergies and savings amounting to approximately US $120 million per annum once the business is fully integrated. Sappi Chairman, Eugene van As, confirmed on 7 May 2002, during Sappi's 2nd quarter results announcement, that this figure continues to be Sappi's target. He said Sappi believed that at least US 20 cents per share would be added to earnings in 2003.

Sappi said today that it will now commence the integration of the new business into Sappi's North American structures. Considerable planning work had been undertaken since the announcement of the transaction, and Sappi expected the transition of the manufacture of products produced at the Brainerd Mill, which Potlatch has announced that it will close, to Sappi's other facilities will proceed smoothly. Trials have been conducted and the ability to manufacture the products at Cloquet and Sappi's other facilities has been confirmed.

The successful conclusion of this transaction ensured Sappi's pre-eminent position in the North American coated fine paper market. A spokesman for Sappi said today that the Cloquet mill would form an important part of Sappi's North American business in the future.

Last week Sappi announced the new management structure for Sappi Fine Paper North America, and also announced that Tom Collins, former Production Manager from Sappi's Somerset Mill, would transfer to Cloquet and become Director of the Cloquet Mill.


Forward-looking statements

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production and pricing), adverse changes in the markets for the group's products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

                                                                          ends

Issued by Brunswick on behalf of Sappi
Telephone +27 (0)11 442 8803

For further information:
Andre Oberholzer
Corporate Affairs & Communication Manager
Sappi Limited
Tel +27 (0) 11 407 8044
Fax +27 (0) 11 403 8236
Cell +27 (0) 82 906 0638
Andre.Oberholzer@za.sappi.com

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     SAPPI LIMITED

                                        by
                                                /s/ D.G. Wilson
                                             ----------------------------------
                                             Name:  D.G. Wilson
                                             Title: Executive Director: Finance

Date:  June 11, 2002